Exhibit 99.3

Cameco Corporation

2024 condensed consolidated interim financial statements

(unaudited)

November 6, 2024

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands, except per share amounts)		Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Revenue from products and services	12	$720,596	$575,079	$1,952,599	$1,744,041
Cost of products and services sold		478,624	367,302	1,243,462	1,140,886
Depreciation and amortization		71,130	55,987	176,155	174,212

Cost of sales	20	549,754	423,289	1,419,617	1,315,098

Gross profit		170,842	151,790	532,982	428,943
Administration		50,915	65,510	176,428	186,569
Exploration		5,329	4,106	15,392	14,262
Research and development		8,927	7,850	26,126	17,189
Other operating expense (income)	10	4,687	(61,304)	(15,100)	(54,962)
Loss on disposal of assets		644	92	1,056	368

Earnings from operations		100,340	135,536	329,080	265,517
Finance costs	13	(35,121)	(22,960)	(116,648)	(69,302)
Gain (loss) on derivatives	19	21,433	(47,092)	(38,607)	(16,093)
Finance income		3,954	33,986	18,163	92,625
Share of earnings (loss) from equity-accounted investees	7	(30,642)	35,466	(75,951)	99,728
Other income (expense)	14	(14,506)	53,694	7,352	8,073

Earnings before income taxes		45,458	188,630	123,389	380,548
Income tax expense	15	38,032	40,563	87,016	99,825

Net earnings		7,426	148,067	36,373	280,723

Net earnings (loss) attributable to:
Equity holders		$7,427	$148,080	$36,380	$280,741
Non-controlling interest		(1)	(13)	(7)	(18)

Net earnings		$7,426	$148,067	$36,373	$280,723

Earnings per common share attributable to equity holders:
Basic	16	$0.02	$0.34	$0.08	$0.65

Diluted	16	$0.02	$0.34	$0.08	$0.65

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Net earnings	$7,426	$148,067	$36,373	$280,723
Other comprehensive income (loss), net of taxes
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(31)	—
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(15,498)	(21,279)	47,064	(25,180)
Losses on derivatives designated as cash flow hedges - equity-accounted investee[2]	(56,979)	—	(41,598)	—
Exchange differences on translation of foreign operations - equity-accounted investee	78,474	—	61,209	—

Other comprehensive income (loss), net of taxes	5,997	(21,279)	66,644	(25,180)

Total comprehensive income	$13,423	$126,788	103,017	255,543

Other comprehensive income (loss) attributable to:
Equity holders	$5,997	$(21,279)	$66,644	$(25,180)
Non-controlling interest	—	—	—	—

Other comprehensive income (loss)	$5,997	$(21,279)	$66,644	$(25,180)

Total comprehensive income (loss) attributable to:
Equity holders	$13,424	$126,801	$103,024	$255,561
Non-controlling interest	(1)	(13)	(7)	(18)

Total comprehensive income	$13,423	$126,788	$103,017	$255,543

[1]	Net of tax (Q3 2024 - $0; 2024 - $10)
[2]	Net of tax (Q3 2024 - $18,173; 2024 - $13,155)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Sep 30/24	Dec 31/23
Assets
Current assets
Cash and cash equivalents		$197,140	$566,809
Accounts receivable		305,487	422,333
Current tax assets		1,987	974
Inventories	5	854,752	692,261
Supplies and prepaid expenses		154,142	149,352
Current portion of long-term receivables, investments and other	6	4,682	10,161

Total current assets		1,518,190	1,841,890

Property, plant and equipment		3,304,733	3,368,772
Intangible assets		40,747	43,577
Long-term receivables, investments and other	6	602,903	613,773
Investment in equity-accounted investees	7	2,986,279	3,173,185
Deferred tax assets		834,556	892,860

Total non-current assets		7,769,218	8,092,167

Total assets		$9,287,408	$9,934,057

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		367,369	577,550
Current tax liabilities		17,821	24,076
Current portion of long-term debt	8	—	499,821
Current portion of other liabilities	9	63,056	48,544
Current portion of provisions	10	79,684	39,113

Total current liabilities		527,930	1,189,104

Long-term debt	8	1,263,518	1,284,353
Other liabilities	9	330,477	343,420
Provisions	10	955,703	1,022,871

Total non-current liabilities		2,549,698	2,650,644

Shareholders’ equity
Share capital	11	2,932,855	2,914,165
Contributed surplus		209,412	215,679
Retained earnings		3,016,092	2,979,743
Other components of equity		51,393	(15,282)

Total shareholders’ equity attributable to equity holders		6,209,752	6,094,305
Non-controlling interest		28	4

Total shareholders’ equity		6,209,780	6,094,309

Total liabilities and shareholders’ equity		$9,287,408	$9,934,057

Commitments and contingencies [notes 10, 15]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2024	$2,914,165	$215,679	$2,979,743	$(18,040)	$3,506	$(748)	$6,094,305	$4	$6,094,309
Net earnings (loss)	—	—	36,380	—	—	—	36,380	(7)	36,373
Other comprehensive income
(loss)	—	—	(31)	108,273	(41,598)	—	66,644	—	66,644

Total comprehensive income (loss) for the period	—	—	36,349	108,273	(41,598)	—	103,024	(7)	103,017

Share-based compensation	—	4,796	—	—	—	—	4,796	—	4,796
Stock options exercised	18,690	(3,939)	—	—	—	—	14,751	—	14,751
Restricted share units released	—	(7,124)	—	—	—	—	(7,124)	—	(7,124)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at September 30, 2024	$2,932,855	$209,412	$3,016,092	$90,233	$(38,092)	$(748)	$6,209,752	$28	$6,209,780

Balance at January 1, 2023	$2,880,336	$224,687	$2,696,379	$35,400	$—	$(748)	$5,836,054	$11	$5,836,065
Net earnings (loss)	—	—	280,741	—	—	—	280,741	(18)	280,723
Other comprehensive loss	—	—	—	(25,180)	—	—	(25,180)	—	(25,180)

Total comprehensive income (loss) for the period	—	—	280,741	(25,180)	—	—	255,561	(18)	255,543

Share-based compensation	—	2,710	—	—	—	—	2,710	—	2,710
Stock options exercised	28,075	(5,114)	—	—	—	—	22,961	—	22,961
Restricted share units released	—	(6,409)	—	—	—	—	(6,409)	—	(6,409)
Dividends	—	—	3	—	—	—	3	—	3
Transactions with owners - contributed equity	—	—	—	—	—	—	—	24	24

Balance at September 30, 2023	$2,908,411	$215,874	$2,977,123	$10,220	$—	$(748)	$6,110,880	$17	$6,110,897

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended		Nine months ended
($Cdn thousands)		Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Operating activities
Net earnings		$7,426	$148,067	$36,373	$280,723
Adjustments for:
Depreciation and amortization		71,130	55,987	176,155	174,212
Deferred charges		(35,077)	9,220	9,053	(11,992)
Unrealized loss (gain) on derivatives		(30,949)	43,007	16,205	2,124
Share-based compensation	18	1,792	949	4,796	2,710
Loss on disposal of assets		644	92	1,056	368
Finance costs	13	35,121	22,960	116,648	69,302
Finance income		(3,954)	(33,986)	(18,163)	(92,625)
Share of loss (earnings) in equity-accounted investees		30,642	(35,466)	75,951	(99,728)
Other operating expense (income)	10	4,687	(61,304)	(15,100)	(54,962)
Other expense (income)	14	14,506	(53,694)	(7,351)	(8,073)
Income tax expense	15	38,032	40,563	87,016	99,825
Interest received		3,954	33,986	18,163	94,752
Income taxes received (paid)		(2,416)	(1,155)	(35,919)	70,450
Dividends from equity-accounted investees		—	—	185,447	113,642
Other operating items	17	(83,196)	15,561	(274,755)	(153,871)

Net cash provided by operations		52,342	184,787	375,575	486,857

Investing activities
Additions to property, plant and equipment		(60,333)	(43,142)	(147,232)	(110,037)
Decrease in short-term investments		—	19,507	—	1,136,687
Decrease in long-term receivables, investments and other		—	—	7,003	1,000
Proceeds from sale of property, plant and equipment		82	—	130	36

Net cash provided by (used in) investing		(60,251)	(23,635)	(140,099)	1,027,686

Financing activities
Increase (decrease) in debt		(303)	—	497,022	—
Decrease in debt		(136,600)	—	(1,041,590)	—
Interest paid		(11,677)	(1,465)	(62,560)	(21,263)
Lease principal payments		(772)	(721)	(1,562)	(1,625)
Proceeds from issuance of shares, stock option plan		45	8,912	14,751	22,961
Dividends returned		—	—	—	4

Net cash provided by (used in) financing		(149,307)	6,726	(593,939)	77

Increase (decrease) in cash and cash equivalents, during the period		(157,216)	167,878	(358,463)	1,514,620
Exchange rate changes on foreign currency cash balances		(7,261)	45,877	(11,206)	9,421
Cash and cash equivalents, beginning of period		361,617	2,453,960	566,809	1,143,674

Cash and cash equivalents, end of period		$197,140	$2,667,715	$197,140	$2,667,715

Cash and cash equivalents is comprised of:
Cash				197,140	969,052
Cash equivalents				—	1,698,663

Cash and cash equivalents				$197,140	$2,667,715

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the periods ended September 30, 2024 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 7).

Cameco has two operating mines, Cigar Lake and McArthur River. Operations at McArthur River/Key Lake, which had been suspended in 2018, resumed in November of 2022. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 20 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Material accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on November 6, 2024.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2023, consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

A number of amendments to existing standards became effective January 1, 2024, but they did not have an effect on the Company’s financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2024 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i.	Financial statement presentation

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco has not yet determined the impact of this standard on its disclosures.

4.	Acquisition of Westinghouse Electric Company (Westinghouse)

On November 7, 2023, Cameco acquired a 49% interest in Westinghouse, one of the world’s largest nuclear services businesses, in partnership with Brookfield Asset Management alongside its publicly listed affiliate Brookfield Renewable Partners (Brookfield) and its institutional partners. Brookfield, with its institutional partners, owns the other 51%. The acquisition represents an investment in additional nuclear fuel cycle assets that the Company expects will augment the core of its business.

During the second quarter, the purchase price was finalized with amounts released from escrow, resulting in Cameco’s share of the purchase price being reduced by $4,434,000 (US) with a corresponding decrease to goodwill. To finance its 49% share of the purchase price, $2,135,871,000 (US), Cameco used a combination of cash, debt and equity. The Company used $1,535,871,000 (US) of cash and $600,000,000 (US) in term loans (see note 8). In 2022, Cameco had issued 34,057,250 common shares pursuant to a public offering to help fund the acquisition.

Cameco’s share of the acquisition date fair value of the underlying assets and liabilities was as follows:

Net assets acquired (USD)
Cash and cash equivalents	$255,924
Other current assets	950,600
Property, plant and equipment	797,527
Intangible assets	2,839,550
Goodwill	580,248
Non-current assets	346,974
Current liabilities	(1,184,315)
Non-current liabilities	(2,450,637)

Total	$2,135,871

Cash paid	1,535,871
Term loans	600,000

Total	$2,135,871

Fair values were determined using a number of different valuation methodologies depending on the characteristics of the assets being valued. Methods included discounted cash flows, relief from royalty and multi-period excess earnings, quoted market prices and the direct cost method.

Intangible assets include customer relationships and contracts, developed technology, the Westinghouse trade name and product development costs. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

Since December 31, 2023, when the acquisition was first reported, amounts have been reclassified between the net assets acquired to reflect changes in the valuation to date and adjustments made to goodwill to reflect the finalization of the purchase price. While substantially complete, the valuation of the assets and liabilities assumed has not been finalized as of the date of these financial statements. The accounting for the acquisition will be revised in the fourth quarter when the measurement period ends, and the valuation is complete. Remaining to be finalized is the income tax impact on the fair value of the underlying assets and liabilities.

5.	Inventories

	Sep 30/24	Dec 31/23
Uranium
Concentrate	$659,895	$511,654
Broken ore	33,572	71,463

	693,467	583,117
Fuel services	160,846	108,711
Other	439	433

Total	$854,752	$692,261

Cameco expensed $434,260,000 of inventory as cost of sales during the third quarter of 2024 (2023 - $374,819,000). For the nine months ended September 30, 2024, Cameco expensed $1,212,671,000 of inventory as cost of sales (2023 - $1,170,997,000).

6.	Long-term receivables, investments and other

	Sep 30/24	Dec 31/23
Derivatives [note 19]	12,877	28,467
Investment tax credits	96,199	95,940
Amounts receivable related to tax dispute [note 15](a)	209,125	209,125
Product loan(b)	288,294	288,294

Other	1,090	2,108
	607,585	623,934
Less current portion	(4,682)	(10,161)

Net	$602,903	$613,773

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at September 30, 2024, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2023 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate during 2022 and 2023. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at September 30, 2024, 3,600,000 pounds of U3O8 (December 31, 2023 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2023 - 1,148,200 kgU) were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7.	Equity-accounted investees

	Sep 30/24	Dec 31/23
Interest in Westinghouse	$2,747,758	$2,899,379
Interest in JV Inkai	238,521	273,806
Interest in Global Laser Enrichment (GLE)	—	—

	$2,986,279	$3,173,185

A. Joint ventures

i. Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Effective November 7, 2023, Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive loss of Westinghouse (100%):

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Revenue from products and services	$1,482,604	$—	$4,187,002	$—
Cost of products and services sold	(475,185)	—	(1,523,241)	—
Depreciation and amortization	(190,769)	—	(544,381)	—
Marketing, administrative and general expenses	(747,619)	—	(2,137,360)	—
Finance income	(38)	—	5,519	—
Finance costs	(110,125)	—	(351,790)	—
Other expense	(78,793)	—	(201,178)	—
Income tax recovery	3,435	—	101,598	—

Net loss	$(116,490)	$—	$(463,831)	$—
Other comprehensive income	43,868	—	39,959	—

Total comprehensive income	$(72,622)	$—	$(423,872)	$—

Cameco did not acquire its interest in Westinghouse until November 7, 2023.

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/24	Dec 31/23
Cash and cash equivalents	$222,473	$265,146
Other current assets	2,795,075	2,364,602
Intangible assets	7,540,848	7,655,386
Goodwill	1,615,385	1,534,947
Non-current assets	2,933,639	3,102,566
Current portion of long-term debt	(493,700)	(208,959)
Other current liabilities	(2,291,250)	(2,255,099)
Long-term debt	(4,656,298)	(4,554,227)
Other non-current liabilities	(2,204,018)	(2,130,446)

Net assets	5,462,154	5,773,916
Net assets attributable to non-controlling interest	(25,221)	(24,036)

Net assets attributable to shareholders	5,436,933	5,749,880
Cameco’s share of net assets attributable to shareholders (49%)	2,664,097	2,817,441
Acquisition costs(a)	83,896	83,916
Impact of foreign exchange	(235)	(1,978)

Carrying amount of interest in Westinghouse	$2,747,758	$2,899,379

(a)	Cameco incurred $84 million of acquisition costs that were included in the cost of the investment.

ii.	Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with SILEX over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B.	Associate

i.	JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the total comprehensive earnings of JV Inkai (100%):

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Revenue from products and services	$60,614	$79,319	$465,257	$280,819
Cost of products and services sold	(9,457)	(12,531)	(73,405)	(48,725)
Depreciation and amortization	(3,672)	(4,448)	(29,962)	(16,219)
Finance income	716	423	2,363	991
Finance costs	(174)	(233)	(533)	(804)
Other expense	(9,196)	(1,853)	(19,374)	(16,496)
Income tax expense	(7,767)	(11,565)	(68,877)	(39,566)

Net earnings from continuing operations	$31,064	$49,112	$275,469	$160,000
Other comprehensive income	—	—	—	—

Total comprehensive income	$31,064	$49,112	$275,469	$160,000

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Sep 30/24	Dec 31/23
Cash and cash equivalents	$35,339	$24,074
Other current assets	420,434	551,917
Non-current assets	315,039	332,655
Current liabilities	(35,078)	(40,985)
Non-current liabilities	(29,001)	(30,211)

Net assets	706,733	837,450
Cameco’s share of net assets (40%)	282,693	334,980
Consolidating adjustments(a)	(31,788)	(74,223)
Fair value increment(b)	79,889	81,090
Dividends declared but not received	9,760	5,952
Dividends in excess of ownership percentage(c)	(107,179)	(74,843)
Impact of foreign exchange	5,146	850

Carrying amount of interest in JV Inkai	$238,521	$273,806

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8.	Long-term debt

	Sep 30/24	Dec 31/23
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,390	$99,374
Series G - 4.19% debentures due June 24, 2024	—	499,821
Series H - 2.95% debentures due October 21, 2027	398,847	398,582
Series I - 4.94% debentures due May 24, 2031	497,161	—
Term loans	268,120	786,397

	1,263,518	1,784,174
Less current portion	—	(499,821)

Total	$1,263,518	$1,284,353

On May 24, 2024, Cameco issued $500,000,000 of Series I debentures which bear interest at a rate of 4.94% per annum. The net proceeds of the issue after deducting expenses were approximately $497,000,000. The debentures mature on May 24, 2031, and are being amortized at an effective interest rate of 5.03%. In conjunction with the issuance of the Series I debentures, on June 24, 2024, the $500,000,000 principal amount of the Series G debentures was redeemed.

On November 7, 2023, the Company utilized a term loan for $600,000,000 (US) with a syndicate of lenders. The proceeds of the term loan were used to finance the 49% acquisition of Westinghouse. The term loan consisted of two $300,000,000 (US) tranches. The first tranche has a floating interest rate of SOFR plus 1.80% and matures on November 7, 2025. On September 9, 2024, Cameco repaid $100,000,000 (US) on the first tranche of the term loan. The second tranche was fully repaid on June 10, 2024.

9.	Other liabilities

	Sep 30/24	Dec 31/23
Deferred sales	$54,430	$45,372
Derivatives [note 19]	22,959	22,344
Accrued pension and post-retirement benefit liability	77,873	77,002
Lease obligation [note 19]	10,017	10,816
Product loans(a)	158,824	166,052
Sales contracts	4,304	6,314
Other	65,126	64,064

	393,533	391,964
Less current portion	(63,056)	(48,544)

Net	$330,477	$343,420

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,768,000 kgU of UF6 conversion services and 6,429,000 pounds of U3O8 by September 30, 2027 with repayment in kind up to December 31, 2027. Under the facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At September 30, 2024, we have 1,567,000 kgU of UF6 conversion services (December 31, 2023 - 1,777,000 kgU) drawn on the loans with repayment due by December 31 of the following years:

	2024	2025	2026	2027	Total
kgU of UF6	—	318,000	1,249,000	—	1,567,000

We also have 2,506,000 pounds of U3O8 (December 31, 2023 - 2,756,000 pounds) drawn with repayment due no later than December 31 of the following years:

	2024	2025	2026	2027	Total
lbs of U3O8	—	630,000	1,876,000	—	2,506,000

The loans are recorded at Cameco’s weighted average cost of inventory.

10.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,051,167	$10,817	$1,061,984
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(22,536)	—	(22,536)
Recognized in earnings	(15,100)	330	(14,770)
Provisions used during the period	(23,799)	(592)	(24,391)
Unwinding of discount	28,235	263	28,498
Impact of foreign exchange	6,602	—	6,602

End of period	$1,024,569	$10,818	$1,035,387

Current	75,436	4,248	79,684
Non-current	949,133	6,570	955,703

	$1,024,569	$10,818	$1,035,387

11.	Share capital

At September 30, 2024, there were 435,184,572 common shares outstanding. Options in respect of 387,469 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2024, there were 4,000 options that were exercised resulting in the issuance of shares (2023 - 557,200). For the nine months ended September 30, 2024, there were 1,008,820 options exercised that resulted in the issuance of shares (2023 - 1,346,967).

12.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 20):

For the three months ended September 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$269,636	$94,045	$363,681
Europe	149,735	23,480	173,215
Asia	180,772	2,928	183,700

	$600,143	$120,453	$720,596

Contract type
Fixed-price	$174,224	$118,346	$292,570
Market-related	425,919	2,107	428,026

	$600,143	$120,453	$720,596

For the three months ended September 30, 2023

	Uranium	Fuel services	Total
Customer geographical region
Americas	$155,999	$51,527	$207,526
Europe	198,214	26,576	224,790
Asia	135,348	7,415	142,763

	$489,561	$85,518	$575,079

Contract type
Fixed-price	$180,116	$76,195	$256,311
Market-related	309,445	9,323	318,768

	$489,561	$85,518	$575,079

For the nine months ended September 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$926,565	$245,413	$1,171,978
Europe	329,232	56,876	386,108
Asia	386,056	8,457	394,513

	$1,641,853	$310,746	$1,952,599

Contract type
Fixed-price	$531,693	$297,837	$829,530
Market-related	1,110,160	12,909	1,123,069

	$1,641,853	$310,746	$1,952,599

For the nine months ended September 30, 2023

	Uranium	Fuel services	Total
Customer geographical region
Americas	$589,849	$204,567	$794,416
Europe	453,250	72,141	525,391
Asia	409,567	14,667	424,234

	$1,452,666	$291,375	$1,744,041

Contract type
Fixed-price	$488,430	$280,107	$768,537
Market-related	964,236	11,268	975,504

	$1,452,666	$291,375	$1,744,041

13.	Finance costs

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Interest on long-term debt	$20,472	$10,397	$73,714	$31,254
Unwinding of discount on provisions	9,920	8,862	28,498	26,469
Other charges	4,729	3,701	14,436	11,579

Total	$35,121	$22,960	$116,648	$69,302

14.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Foreign exchange gains (losses)	(14,572)	53,694	7,288	7,528
Other	66	—	64	545

Total	$(14,506)	$53,694	$7,352	$8,073

15.	Income taxes

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Earnings (loss) before income taxes
Canada	$143,294	$161,802	$374,090	$373,253
Foreign	(97,836)	26,828	(250,701)	7,295

	$45,458	$188,630	$123,389	$380,548

Current income taxes
Canada	$1,668	$2,899	$19,420	$18,236
Foreign	4,669	2,719	9,070	6,947

	$6,337	$5,618	$28,490	$25,183
Deferred income taxes (recovery)
Canada	$35,259	$35,201	$61,253	$74,358
Foreign	(3,564)	(256)	(2,727)	284

	$31,695	$34,945	$58,526	$74,642

Income tax expense	$38,032	$40,563	$87,016	$99,825

Cameco has recorded $834,556,000 of deferred tax assets (December 31, 2023 - $892,860,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Switzerland, Luxembourg, Germany, Barbados and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% and the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $2,295,000 has been recorded relating to the profits earned in Switzerland (2023 - $0).

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

16.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Basic earnings per share computation
Net earnings attributable to equity holders	$7,427	$148,080	$36,380	$280,741
Weighted average common shares outstanding	435,181	433,587	434,749	433,181

Basic earnings per common share	$0.02	$0.34	$0.08	$0.65

Diluted earnings per share computation
Net earnings attributable to equity holders	$7,427	$148,080	$36,380	$280,741
Weighted average common shares outstanding	435,181	433,587	434,749	433,181
Dilutive effect of stock options	293	1,547	1,069	1,860

Weighted average common shares outstanding, assuming dilution	435,474	435,134	435,818	435,041

Diluted earnings per common share	$0.02	$0.34	$0.08	$0.65

17. Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Changes in non-cash working capital:
Accounts receivable	$(165,892)	$(45,386)	$118,574	$(116,794)
Inventories	11,069	100,628	(140,260)	171,798
Supplies and prepaid expenses	(19,567)	(15,928)	(4,734)	(42,529)
Accounts payable and accrued liabilities	100,895	(15,864)	(236,779)	(133,434)
Reclamation payments	(8,282)	(10,235)	(24,391)	(29,762)
Other	(1,419)	2,346	12,835	(3,150)

Other operating items	$(83,196)	$15,561	$(274,755)	$(153,871)

18.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,204,879 shares have been issued. As of September 30, 2024, the total number of stock options held by the participants was 387,469 (December 31, 2023 - 1,396,289).

B.	Executive performance share unit (PSU)

During the period, the Company granted 178,600 PSUs. The weighted average fair value per unit at the date of issue was $55.00. As of September 30, 2024, the total number of PSUs held by the participants was 635,312 (December 31, 2023 - 830,279).

C.	Restricted share unit (RSU)

During the period, the Company granted 322,267 RSUs. The weighted average fair value per unit at the date of issue was $55.00. As of September 30, 2024, the total number of RSUs held by the participants was 733,550 (December 31, 2023 -814,683).

D.	Deferred share unit (DSU)

As of September 30, 2024, the total number of DSUs held by participating directors was 404,961 (December 31, 2023 -564,401).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Employee share ownership plan(a)	$1,166	$1,005	$3,546	$3,052
Restricted share unit plan	1,792	949	4,796	2,710

Total	$2,958	$1,954	$8,342	$5,762

(a)	The total number of shares purchased in 2024 with Company contributions was 57,654 (2023 - 55,807).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Performance share unit plan	$1,207	$6,577	$8,568	$17,821
Deferred share unit plan	(1,053)	6,900	4,669	12,846
Restricted share unit plan	1,780	5,840	8,296	15,243
Phantom stock option plan	(108)	787	422	1,776
Phantom restricted share unit plan	133	298	542	606

	$1,959	$20,402	$22,497	$48,292

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

19.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2024

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$197,140	$197,140
Accounts receivable	—	305,487	305,487
Derivative assets [note 6]
Foreign currency contracts	12,877	—	12,877

	12,877	502,627	515,504
Financial liabilities
Accounts payable and accrued liabilities	—	367,369	367,369
Lease obligation [note 9]	—	10,017	10,017
Derivative liabilities [note 9]
Foreign currency contracts	18,796	—	18,796
Interest rate contracts	4,163	—	4,163
Long-term debt	—	1,263,518	1,263,518

	22,959	1,640,904	1,663,863

Net	(10,082)	(1,138,277)	(1,148,359)

At December 31, 2023

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$566,809	$566,809
Accounts receivable	—	422,333	422,333
Derivative assets [note 6]
Foreign currency contracts	28,467	—	28,467

	$28,467	$989,142	$1,017,609

Financial liabilities
Accounts payable and accrued liabilities	$—	$577,550	$577,550
Lease obligation [note 9]	—	10,816	10,816
Current portion of long-term debt	—	499,821	499,821
Derivative liabilities [note 9]
Foreign currency contracts	16,525	—	16,525
Interest rate contracts	5,819	—	5,819
Long-term debt	—	1,284,353	1,284,353

	22,344	2,372,540	2,394,884

Net	$6,123	$(1,383,398)	$(1,377,275)

(a)

Cameco has pledged $160,544,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at September 30, 2024

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$12,877	$12,877
Derivative liabilities [note 9]
Foreign currency contracts	(18,796)	(18,796)
Interest rate contracts	(4,163)	(4,163)
Long-term debt	(1,263,518)	(1,338,347)

Net	$(1,273,600)	$(1,348,429)

As at December 31, 2023

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$28,467	$28,467
Current portion of long-term debt	(499,821)	(500,000)
Derivative liabilities [note 9]
Foreign currency contracts	(16,525)	(16,525)
Interest rate contracts	(5,819)	(5,819)
Long-term debt	(1,284,353)	(1,303,681)

Net	$(1,778,051)	$(1,797,558)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s unsecured debentures is determined using quoted market yields as of the reporting date, which ranged from 2.7% to 3.1% (2023 - 3.1% to 4.9%). The fair value of the floating rate term loan is equal to its carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/24	Dec 31/23
Non-hedge derivatives:
Foreign currency contracts	$(5,919)	$11,942
Interest rate contracts	(4,163)	(5,819)

Net	$(10,082)	$6,123

Classification:
Current portion of long-term receivables, investments and other [note 6]	$3,658	$9,137
Long-term receivables, investments and other [note 6]	9,219	19,330
Current portion of other liabilities [note 9]	(18,644)	(14,338)
Other liabilities [note 9]	(4,315)	(8,006)

Net	$(10,082)	$6,123

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Non-hedge derivatives:
Foreign currency contracts	$19,749	$(45,329)	$(38,793)	$(12,355)
Interest rate contracts	1,684	(1,763)	186	(3,738)

Net	$21,433	$(47,092)	$(38,607)	$(16,093)

20.	Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 7). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $13,607,000 of care and maintenance costs during the third quarter of 2024 (2023 - $12,887,000). For the nine months ended September 30, 2024, Cameco expensed $37,840,000 (2023 - $38,580,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

Business segments

For the three months ended September 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$600,143	$120,453	$726,476	$(726,476)	$—	$720,596
Expenses
Cost of products and services sold	386,475	92,149	232,841	(232,841)	—	478,624
Depreciation and amortization	59,303	10,588	93,477	(93,477)	1,239	71,130

Cost of sales	445,778	102,737	326,318	(326,318)	1,239	549,754

Gross profit (loss)	154,365	17,716	400,158	(400,158)	(1,239)	170,842
Administration	—	—	366,333	(366,333)	50,915	50,915
Exploration	5,329	—	—	—	—	5,329
Research and development	—	—	—	—	8,927	8,927
Other operating expense (income)	5,089	(402)	—	—	—	4,687
Gain (loss) on disposal of assets	(124)	775	—	—	(7)	644
Finance costs	—	—	53,961	(53,961)	35,121	35,121
Gain on derivatives	—	—	—	—	(21,433)	(21,433)
Finance income	—	—	19	(19)	(3,954)	(3,954)
Share of loss (earnings) from equity-accounted investees	(26,438)	—	—	57,080	—	30,642
Other expense (income)	—	—	38,609	(38,609)	14,506	14,506

Earnings (loss) before income taxes	170,509	17,343	(58,764)	1,684	(85,314)	45,458
Income tax expense						38,032

Net earnings						$7,426

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the three months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$489,561	$85,518	$—	$575,079
Expenses
Cost of products and services sold	304,551	62,751	—	367,302
Depreciation and amortization	47,065	8,040	882	55,987

Cost of sales	351,616	70,791	882	423,289

Gross profit (loss)	137,945	14,727	(882)	151,790
Administration	—	—	65,510	65,510
Exploration	4,106	—	—	4,106
Research and development	—	—	7,850	7,850
Other operating income	(48,381)	(12,923)	—	(61,304)
Loss on disposal of assets	41	51	—	92
Finance costs	—	—	22,960	22,960
Loss on derivatives	—	—	47,092	47,092
Finance income	—	—	(33,986)	(33,986)
Share of earnings from equity-accounted investee	(35,466)	—	—	(35,466)
Other income	—	—	(53,694)	(53,694)

Earnings (loss) before income taxes	217,645	27,599	(56,614)	188,630
Income tax expense				40,563

Net earnings				$148,067

For the nine months ended September 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$1,641,853	$310,746	$2,051,631	(2,051,631)	$—	$1,952,599
Expenses
Cost of products and services sold	1,026,996	217,172	746,388	(746,388)	(706)	1,243,462
Depreciation and amortization	147,538	24,916	266,747	(266,747)	3,701	176,155

Cost of sales	1,174,534	242,088	1,013,135	(1,013,135)	2,995	1,419,617

Gross profit (loss)	467,319	68,658	1,038,496	(1,038,496)	(2,995)	532,982
Administration	—	—	1,047,306	(1,047,306)	176,428	176,428
Exploration	15,392	—	—	—	—	15,392
Research and development	—	—	—	—	26,126	26,126
Other operating income	(12,023)	(3,077)	—	—	—	(15,100)
Loss on disposal of assets	146	916	—	—	(6)	1,056
Finance costs	—	—	172,377	(172,377)	116,648	116,648
Gain on derivatives	—	—	—	—	38,607	38,607
Finance income	—	—	(2,704)	2,704	(18,163)	(18,163)
Share of loss (earnings) from equity-accounted investees	(151,326)	—	—	227,277	—	75,951
Other expense (income)	—	—	98,577	(98,577)	(7,352)	(7,352)

Earnings (loss) before income taxes	615,130	70,819	(277,060)	49,783	(335,283)	123,389
Income tax expense						87,016

Net earnings						$36,373

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the nine months ended September 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$1,452,666	$291,375	$—	$1,744,041
Expenses
Cost of products and services sold	959,060	182,551	(725)	1,140,886
Depreciation and amortization	147,182	24,357	2,673	174,212

Cost of sales	1,106,242	206,908	1,948	1,315,098

Gross profit (loss)	346,424	84,467	(1,948)	428,943
Administration	—	—	186,569	186,569
Exploration	14,262	—	—	14,262
Research and development	—	—	17,189	17,189
Other operating income	(41,602)	(13,360)	—	(54,962)
Loss on disposal of assets	5	363	—	368
Finance costs	—	—	69,302	69,302
Loss on derivatives	—	—	16,093	16,093
Finance income	—	—	(92,625)	(92,625)
Share of earnings from equity-accounted investee	(99,728)	—	—	(99,728)
Other income	(545)	—	(7,528)	(8,073)

Earnings (loss) before income taxes	474,032	97,464	(190,948)	380,548
Income tax expense				99,825

Net earnings				$280,723

21.	Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. The president of several of these suppliers became a member of the board of directors of Cameco in September 2023. During the quarter ended September 30, 2024, Cameco paid these suppliers $23,077,000 for construction and contracting services. During the month of September 2023, Cameco paid these suppliers $5,172,000. During the nine months ended September 30, 2024, Cameco paid these suppliers $69,485,000 (2023 - $5,172,000). The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $1,722,000 at the reporting date (2023 - $1,358,000).

Other related party transactions

	Transaction value		Transaction value		Balance outstanding
	Three months ended		Nine months ended		as at
	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23	Sep 30/24	Sep 30/23
Joint venture(a)
Sales revenue	$126	$—	$45,308	$—	$—	$—
Fuel storage and handling fees	—	—	25	—	—	—
Associate(b)
Product purchases	7,208	—	152,992	93,430	—	—
Dividends received	—	—	185,447	113,642	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are at market rates and on normal trade terms.

(b)	Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are at market rates with extended payment terms. Cash dividends are also received from JV Inkai.